

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

October 19, 2004

<u>By Facsimile and U.S. Mail</u>

John E. Freechack, Esq.
Karyn L. Doerfler, Esq.
Barack Ferrazzano Kirschbaum
Pearlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

> **Re:** **First Banking Center, Inc.**
> **Schedule 13E-3, Amendment No. 2**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 8, 2004**

Dear Mr. Freechack and Ms. Doerfler:

We have the following comments on the above-referenced filing. Note that we have limited our review of the document to issues related to Rule 13e-3:

<u>Preliminary Proxy Statement</u>

1. We note your response to comment 1. Please provide us additional information regarding the process by which employees were invited to participate in the voting trust. In doing so, provide us a copy of the materials disseminated to these employee shareholders and a copy of the voting trust agreement. Tell us how much time employees were provided to make their decision. If the time period remains open, tell us when the time for response ends. Also tell us whether employees can revoke their consent to enter into the voting trust, and if so, until what point in time. Finally, tell us whether the trust will remain intact if shareholders do not approve the reverse split transaction.

   In addition, it appears that these employees were asked to make an investment decision when they were asked whether they wished to enter into the voting trust. Furthermore, it appears that the company established the voting trust as part of the going-private transaction and that consent to enter into the voting trust may provide some assurance that employees will vote in favor of the going private transaction. Please provide us your analysis regarding whether the company was required to comply with the timing, dissemination and disclosure requirements of Rule 13e-3 and Regulation 14A in connection with the invitations to enter into the trust.

Finally, please clarify how the company will count its holders of record to determine whether the transaction will have the going-private effect described in Rule 13e-3(a)(3)(ii)(A). We note from page 54 that

> It is expected that the trustee, which will be a single record shareholder, will own more than 2,000 shares and therefore will remain after the split transaction as a continuing shareholder. The voting trustee, as a record shareholder, will be treated identically to all other continuing shareholders in the split transaction.

It is unclear whether the company plans to comply with the definition of "Held of Record" in Rule 12g5-1 in determining whether the requisite going-private effect has been achieved. Under Rule 12g5-1, it appears that the company must look through the voting trust to determine the number of shareholders of record based on beneficial ownership of shares in the trust. Please advise us of the company's intentions in this regard.

2. We note your response to comment 4. Please clarify what consideration the board gave to the offer premium to be paid to unaffiliated security holders who will be cashed-out in the reverse split in reaching its fairness determination with respect to unaffiliated security holders who will remain shareholders of the company.

<p style="text-align:center">* * *</p>

Please file a revised preliminary proxy statement and revised Schedule 13E-3. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment as required by Rule 14a-6(h). Please furnish a response letter with the revised preliminary proxy statement and Schedule 13E-3, keying your responses to our comment letter and providing any supplemental information we have requested. In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions